UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Deutsche Bank Aktiengesellschaft
(Name of Issuer)
Ordinary Shares, no par value
(Title of Class of Securities)
D18190898
(CUSIP Number)
May 11, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	D18190898	13G	Page	2	of	6	Pages

1	NAMES OF REPORTING PERSON: Deutsche Post AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Germany

	5	SOLE VOTING POWER:

NUMBER OF		30,430,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		30,430,000

WITH	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	30,430,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	4.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	FI

CUSIP No.	D18190898	13G	Page	3	of	6	Pages

Item 1(a).	Name of Issuer:

Deutsche Bank Aktiengesellschaft

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Theodor-heuss-Allee 70 60486 Frankfurt am Main Germany

Item 2(a).	Name of Person Filing:

Deutsche Post AG

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Charles-de-Gaulle-Str. 20 53113 Bonn Germany

Item 2(c).	Citizenship:

Germany

Item 2(d).	Title of Class of Securities:

Common Shares, no par value

Item 2(e).	CUSIP Number:

D18190898

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No.	D18190898	13G	Page	4	of	6	Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 30,430,000

(b)	Percent of class: 4.9%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 30,430,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 30,430,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent of Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be a beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No.	D18190898	13G	Page	5	of	6	Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated May 14, 2009

DEUTSCHE POST AG
By:	/s/ Henrik Hänche
	Name:	Henrik Hänche
	Title:	Head of Corporate Finance

By:	/s/ Dr. Klaus-Peter Weber
	Name:	Dr. Klaus-Peter Weber
	Title:	Head of M&A, Corporate Law